PMU News Release #03-09 TSX, AMEX Symbol PMU
August 27, 2003

LA CALERA PROJECT EMERGES AS POTENTIAL BULK MINEABLE TARGET

Pacific Rim is pleased to present the latest drill results from its La Calera gold project in El Salvador, located 8 kilometers west of the Company’s cornerstone El Dorado gold project.

Assay results have been received from nine new diamond drill holes from the La Calera project (PLC03-017 through PLC03-025). The results to date indicate that the La Calera project represents a predominantly lower grade, potentially bulk mineable gold target, with local high grade gold intercepts. In light of Pacific Rim’s recognition of the bulk mineable potential at La Calera previously drilled holes were re-examined and their sampling augmented.

The following table contains results from the sample augmentation program (drill holes PLC03-001 through 016) as well as results from recently drilled holes (PLC03-017 through 025) based on a 0.62 g/t gold cutoff (typical of the cutoff grade required for a bulk mineable operation). A drill plan map of the La Calera project is available at http://www.pacrim-mining.com/s/LatestMaps_Photos_LaCalera.asp?ReportID=61653

Complete results to date using 0.62 g/t gold grade cutoff
Hole No.	Vein Tested	UTM Northing/Easting	Drill hole azimuth/dip (degrees)	From (meters down hole)	To (meters down hole)	Inter-section (meters)	Gold (g/t)	Silver (g/t)
PLC03-001*	Rosa West	295940 / 519167	70/50	15.35	23.5	8.15	1.17	pending
PLC03-002*	Rosa West	295926 / 519128	70/50	59.5	65.25	5.75	4.23	pending
PLC03-003*	Rosa West	295902 / 519088	70/50	56.85 118.4	60.0 122.0	3.15 3.60	1.37 2.71	pending
PLC03-005*	Rosa West	295842 / 519174	250/79	36.45 65.9 90.25	45.9 72.8 105.0	9.45 6.9 14.75	6.86 4.65 5.55	pending
PLC03-007*	Rosa	295881 / 519378	250/60	37.35	50.7	13.35	2.49	pending
PLC03-008*	Rosa	295756 / 519382	70/50	15.3	21.9	6.6	4.48	pending
PLC03-011*	Rosa West	295815 / 519110	70/70	122.7	151.05	28.35	2.05	pending
PLC03-012*	Rosa West	295720 / 519140	70/70	0.0	3.0	3.0	6.96	pending
PLC03-013*	Rosa	295417 / 519562	252/50	77.95	98.15	20.2	2.13	pending

PLC03-015*	Rosa	295941 / 519461	235/65	175.05	194.3	19.25	0.93	pending
PLC03-016*	Rosa West	296064 / 519083	250/60	39.55	51.1	11.55	2.48	pending
PLC03-017	Rosa West	296061 / 519057	70/60	36.0 70.7	51.25 88.4	15.25 17.7	1.29 2.38	pending
PLC03-018	El Calichal	295411 / 519036	68/55	No Significant Intercepts
PLC03-019	Rosa	295541 / 519499	250/50	No Significant Intercepts
PLC03-020	Rosa	296204 / 519238	220/60	79.2	97.0	17.8	2.54	pending
PLC03-021	El Calichal	295288 / 519152	40/55	97.55	102.35	4.8	1.63	pending
PLC03-022	Rosa West	295704 / 519100	70/60	203.35	206.5	3.15	0.97	pending
PLC03-023	Rosa West	295881 / 519196	70/55	101.0	105.8	4.8	2.35	pending
PLC03-024	Rosa West	296141 / 518981	60/55	102.1 131.75	107.2 143.1	5.1 11.35	1.77 1.21	pending
PLC03-025	El Calichal	295639 / 519067	250/55	No Significant Intercepts
*Recomposited results for previously released holes. Only revised composites are presented.

Explanation

Drill holes PLC03-016, 017 and 024 have extended the Rosa West mineralization 250 meters to the north-northwest where it remains open. Drill hole PLC03-019 cut off the Rosa mineralization to the south whereas drill hole 020 extended it to the northwest 250 meters. None of the El Calichal holes (PLC03-018, 021, and 025) encountered significant widths of mineralization.

“We are very pleased with the results from La Calera to date,” states Tom Shrake, CEO. “The width and continuity of the mineralization in both the Rosa and Rosa West structures indicates a potentially bulk mineable target at La Calera, although the project’s viability will depend on increasing the size of the mineralized bodies. The Rosa and Rosa West structures appear to persist along strike under the post-mineral cover that surrounds the vein exposures, and we will be conducting geologic mapping and geophysical surveys in an attempt to follow the structures further along strike. In the interim, we are moving the core rig to the recently discovered high-priority vein targets in the North District at the El Dorado project. Future drill testing at La Calera will be conducted with a reverse circulation rig, a more cost effective way of exploring for shallow mineralization.”

NI 43-101 Disclosure

Pacific Rim’s exploration work on the El Dorado project is being supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. This includes splitting the drill core, collecting one half for assay and retaining the other half for future reference, uniquely labeling and bagging each sample, limiting access to drill core and samples, storing samples in a secure environment and promptly shipping samples to a North American laboratory. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and, accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Pacific Rim will derive there from. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.